Exhibit 99.2

CAUTIONARY STATEMENT REGARDING

FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements contained in this report, including statements that contain words such as “could”, “should”, “can”, “anticipate”, “estimate”, “intend”, “plan”, “expect”, “believe”, “will”, “may”, “continue”, “project”, “potential” and similar expressions and statements relating to matters that are not historical facts constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward‑looking information and statements”).

In particular, forward-looking information and statements include, but are not limited to, the following: that Precision sees continued customer interest in both new build rigs and upgrades to its current fleet; the deployment of new build drilling rigs by the end of the month and the delivery of additional rigs prior to the end of the year; Precision’s planned capital expenditures and anticipated uses of capital and the timing of such expenditures; that if low natural gas prices continue, Precision and the North American drilling industry could see a further reduction in demand for natural gas drilling; that reductions in natural gas directed drilling will continue to be largely offset by increases in oil and liquids rich natural gas drilling; and that there will be additional new build opportunities.

These forward-looking information and statements are based on certain assumptions and analysis made by the Corporation in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results, performance or achievements will conform to the Corporation’s expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from the Corporation’s expectations. Such risks and uncertainties include, but are not limited to: fluctuations in the price and demand for oil, liquids and natural gas; fluctuations in the level of oil and natural gas exploration and development activities; fluctuations in the demand for contract drilling, well servicing and ancillary oilfield services; capital market liquidity available to fund customer drilling programs; availability of cash flow, debt and/or equity sources to fund the Corporation’s capital and operating requirements, as needed; the effects of seasonal and weather conditions on operations and facilities; the existence of competitive operating risks inherent in contract drilling, directional drilling, well servicing and ancillary oilfield services; general economic, market or business conditions; changes in laws or regulations; the availability of qualified personnel, management or other key inputs; currency exchange fluctuations; and other unforeseen conditions which could impact the use of services supplied by Precision.

Consequently, all of the forward-looking information and statements made in this report are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Corporation will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Corporation or its business or operations. Readers are therefore cautioned not to place undue reliance on such forward‑looking information and statements. Except as may be required by law, the Corporation assumes no obligation to update publicly any such forward-looking information and statements, whether as a result of new information, future events or otherwise.

10        Management’s Discussion and Analysis

Interim Consolidated Statements of Financial Position (Unaudited)

	March 31,	December 31,
(Stated in thousands of Canadian dollars)	2012	2011

Assets
Current assets:
Cash	$369,644	$467,476
Accounts receivable	619,932	576,243
Inventory	10,818	7,163
Total current assets	1,000,394	1,050,882
Non-current assets:
Income tax recoverable	64,579	64,579
Property, plant and equipment	3,054,710	2,942,296
Intangibles	5,611	6,471
Goodwill	363,176	363,646
Total non-current assets	3,488,076	3,376,992
Total assets	$4,488,470	$4,427,874
Liabilities and Equity
Current liabilities:
Accounts payable and accrued liabilities	$388,910	$436,667
Income tax payable	24,251	3,786
Total current liabilities	413,161	440,453
Non-current liabilities:
Share based compensation (Note 7)	5,505	11,303
Provisions and other	16,203	16,121
Long-term debt (Note 3)	1,221,402	1,239,616
Deferred tax liabilities	591,347	587,790
Total non-current liabilities	1,834,457	1,854,830
Shareholders’ equity:
Shareholders’ capital (Note 5)	2,250,160	2,248,217
Contributed surplus	19,862	18,396
Retained earnings (deficit)	27,921	(83,160)
Accumulated other comprehensive loss (Note 6)	(57,091)	(50,862)
Total shareholders’ equity	2,240,852	2,132,591
Total liabilities and shareholders’ equity	$4,488,470	$4,427,874

See accompanying notes to interim consolidated financial statements.

Precision Drilling Corporation        11

Interim Consolidated Statements of Earnings (Unaudited)

	Three months ended March 31,
(Stated in thousands of Canadian dollars, except per share amounts)	2012	2011
Revenue	$640,066	$525,350
Expenses:
Operating	356,586	304,325
General and administrative	37,906	34,614
Earnings before income taxes, other items and depreciation and amortization	245,574	186,411
Depreciation and amortization	74,824	63,319
Operating earnings	170,750	123,092
Other items:
Foreign exchange	5,367	3,332
Finance charges (Note 8)	21,920	42,528
Earnings before income taxes	143,463	77,232
Income taxes: (Note 4)
Current	22,839	1,140
Deferred	9,543	10,532
	32,382	11,672
Net earnings	$111,081	$65,560
Net earnings per share: (Note 9)
Basic	$0.40	$0.24
Diluted	$0.39	$0.23

See accompanying notes to interim consolidated financial statements.

Interim Consolidated Statements of Comprehensive Income (Unaudited)

	Three months ended March 31,
(Stated in thousands of Canadian dollars)	2012	2011
Net earnings	$111,081	$65,560
Unrealized loss on translation of assets and liabilities
of operations denominated in foreign currency	(25,024)	(26,808)
Foreign exchange gain on net investment hedge with
U.S. denominated debt, net of tax	18,795	12,944
Comprehensive income	$104,852	$51,696
See accompanying notes to interim consolidated financial statements.

12        Interim Consolidated Financial Statements

Interim Consolidated Statements of Cash Flow (Unaudited)

	Three months ended March 31,
(Stated in thousands of Canadian dollars)	2012	2011
Cash provided by (used in):
Operations:
Net earnings	$111,081	$65,560
Adjustments for:
Long-term compensation plans	9,451	8,845
Depreciation and amortization	74,824	63,319
Foreign exchange	5,552	3,344
Finance charges	21,920	42,528
Income taxes	32,382	11,672
Other	171	199
Income taxes paid	(810)	(565)
Income taxes recovered	36	246
Interest paid	(7,260)	(3,052)
Interest received	392	241
Funds provided by operations	247,739	192,337
Changes in non-cash working capital balances	(85,299)	(75,015)
	162,440	117,322
Investments:
Business acquisitions, net of cash acquired	–	(33,143)
Purchase of property, plant and equipment	(221,683)	(64,800)
Proceeds on sale of property, plant and equipment	5,079	735
Changes in income tax recoverable	–	(108,176)
Changes in non-cash working capital balances	(38,111)	(29,340)
	(254,715)	(234,724)
Financing:
Repayment of long-term debt	–	(175,000)
Premium paid on settlement of unsecured senior notes	–	(26,688)
Debt issue costs	–	(3,839)
Increase in long-term debt	–	200,000
Issuance of common shares on the exercise of options	1,172	436
Changes in non-cash working capital balances	–	(746)
	1,172	(5,837)
Effect of exchange rate changes on cash and cash equivalents	(6,729)	(3,904)
Decrease in cash and cash equivalents	(97,832)	(127,143)
Cash and cash equivalents, beginning of period	467,476	256,831
Cash and cash equivalents, end of period	$369,644	$129,688

See accompanying notes to interim consolidated financial statements.

Precision Drilling Corporation        13

Interim Consolidated Statements of Changes in Equity (Unaudited)

			Accumulated
			other
			comprehensive	Retained
(Stated in thousands of	Shareholders’	Contributed	loss	earnings	Total
Canadian dollars)	capital	surplus	(Note 6)	(deficit)	equity
Balance at January 1, 2012	$2,248,217	$18,396	$(50,862)	$(83,160)	$2,132,591
Net earnings for the period	–	–	–	111,081	111,081
Other comprehensive loss for
the period	–	–	(6,229)	–	(6,229)
Share options exercised (Note 5)	1,713	(541)	–	–	1,172
Issued on redemption of
non-management directors
DSUs	221	(221)	–	–	–
Issued on waiver of right to
dissent by dissenting unitholder	9	(3)	–	–	6
Share based compensation
expense	–	2,231	–	–	2,231
Balance at March 31, 2012	$2,250,160	$19,862	$(57,091)	$27,921	$2,240,852

			Accumulated other	Retained
(Stated in thousands of	Shareholders’	Contributed	comprehensive	earnings	Total
Canadian dollars)	capital	surplus	loss	(deficit)	equity

Balance at January 1, 2011	$2,244,417	$11,266	$(46,220)	$(276,637)	$1,932,826
Net earnings for the period	–	–	–	65,560	65,560
Other comprehensive loss for
the period	–	–	(13,864)	–	(13,864)
Share options exercised	667	(231)	–	–	436
Share based compensation
expense	–	2,193	–	–	2,193
Balance at March 31, 2011	$2,245,084	$13,228	$(60,084)	$(211,077)	$1,987,151

See accompanying notes to interim consolidated financial statements.

14        Interim Consolidated Financial Statements

Notes to Interim Consolidated Financial Statements (Unaudited)

(Tabular amounts are stated in thousands of Canadian dollars except share numbers and per share amounts)

NOTE 1. DESCRIPTION OF BUSINESS

Precision Drilling Corporation (“Precision” or the “Corporation”) is incorporated under the laws of the Province of Alberta, Canada and is a provider of contract drilling and completion and production services primarily to oil and natural gas exploration and production companies in Canada and the United States. The address of the registered office is 800, 525 – 8th Avenue S.W., Calgary, Alberta, Canada, T2P 1G1.

NOTE 2. BASIS OF PRESENTATION

(a) Statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and interpretations of the International Financial Reporting Interpretations Committee. These condensed interim consolidated financial statements were prepared using accounting policies and methods of their application consistent with those used in the preparation of the Corporation’s consolidated audited annual financial statements for the year ended December 31, 2011. The condensed interim consolidated financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated audited financial statements of the Corporation as at and for the year ended December 31, 2011.

These condensed interim consolidated financial statements were approved by the Board of Directors on April 25, 2012.

(b) Seasonality

Precision has operations that are carried on in Canada which represent approximately 49% (2011 – 47%) of consolidated total assets as at March 31, 2012 and 61% (2011 – 63%) of consolidated revenue for the three months ended March 31, 2012. The ability to move heavy equipment in Canadian oil and natural gas fields is dependent on weather conditions. As warm weather returns in the spring, the winter’s frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. The duration of this “spring break-up” has a direct impact on Precision’s activity levels. In addition, many exploration and production areas in northern Canada are accessible only in winter months when the ground is frozen hard enough to support equipment. The timing of freeze up and spring break-up affects the ability to move equipment in and out of these areas. As a result, late March through May is traditionally Precision’s slowest time in this region.

NOTE 3. LONG-TERM DEBT

	March 31,	December 31,
	2012	2011

Secured revolving credit facility	$–	$–
Unsecured senior notes:
6.625% senior notes due 2020 (US$650.0 million)	649,415	661,050
6.5% senior notes due 2021 (US$400.0 million)	399,640	406,800
6.5% senior notes due 2019	200,000	200,000
	1,249,055	1,267,850
Less net unamortized debt issue costs	(27,653)	(28,234)
	$1,221,402	$1,239,616

At March 31, 2012 no mandatory principal repayments are required in the next five years.

Precision Drilling Corporation        15

NOTE 4. INCOME TAXES

The provision for income taxes differs from that which would be expected by applying statutory Canadian income tax rates. A reconciliation of the difference at March 31 is as follows:

	Three months ended March 31,

	2012	2011
Earnings before income taxes	$143,463	$77,232
Federal and provincial statutory rates	25%	27%

Tax at statutory rates	$35,866	$20,853
Adjusted for the effect of:
Non-deductible expenses	1,098	1,324
Non-taxable capital gains	(170)	(16)
Income taxed at lower rates	(8,887)	(10,943)
Taxes related to prior years	1,899	–
Other	2,576	454
Income tax expense	$32,382	$11,672

NOTE 5. SHAREHOLDER'S CAPITAL

Issued
Common shares	Number	Amount
Balance, December 31, 2011	276,081,797	$2,248,217
Options exercised – cash consideration	179,414	1,172
– reclassification from contributed surplus	–	541
Issued on redemption of non-management directors DSU’s	26,337	221
Issued on waiver of right to dissent by dissenting unitholder	840	9
Balance, March 31, 2012	276,288,388	$2,250,160

NOTE 6. ACCUMULATED OTHER COMPREHENSIVE LOSS
			Accumulated
	Unrealized	Foreign exchange	other
	foreign currency	gain (loss) on net	comprehensive
	translation losses	investment hedge	loss

Balance, December 31, 2011	$(27,987)	$(22,875)	$(50,862)
Other comprehensive loss	(25,024)	18,795	(6,229)
Balance, March 31, 2012	$(53,011)	$(4,080)	$(57,091)

16        Notes to Interim Consolidated Financial Statements

NOTE 7. SHARE BASED COMPENSATION PLANS

Liability classified plans

					Non-
		Restricted		Share	Management
	Deferred	Share	Performance	Appreciation	Director’s
	Share Units	Units (a)	Share Units (a)	Rights (b)	DSU (c)	Total
Balance, December 31, 2011	$762	$12,529	$25,250	$1,693	$–	$40,234
Expensed (recovered) during
the period	(44)	684	5,368	(334)	219	5,893
Payments	(718)	(6,008)	(17,435)	(1)	–	(24,162)
Balance, March 31, 2012	$–	$7,205	$13,183	$1,358	$219	$21,965
Current	$–	$4,517	$10,585	$1,358	$–	$16,460
Long-term	–	2,688	2,598	–	219	5,505
	$–	$7,205	$13,183	$1,358	$219	$21,965

(a) Restricted Share Units and Performance Share Units

Precision has two cash settled share based incentive plans for officers and other eligible employees. Under the Restricted Share Unit (“RSU”) incentive plan shares granted to eligible employees vest annually over a three year term. Vested shares are automatically paid out in cash at a value determined by the fair market value of the shares as at the vesting date. Under the Performance Share Unit (“PSU”) incentive plan shares granted to eligible employees vest at the end of a three-year term. Vested shares are automatically paid out in cash in the first quarter following the vested term at a value determined by the fair market value of the shares at the vesting date and based on the number of performance shares held multiplied by a performance factor that ranges from zero to two times. The performance factor is based on Precision’s share price performance compared to a peer group over the three-year period. For performance shares granted in 2010, Precision’s Board of Directors has the discretion to reduce the plan payout by half if Precision’s average return on capital does not exceed 10% over the three year term.

(b) Share Appreciation Rights

A summary of the activity under the share appreciation rights plan is presented below:

		Range of	Weighted Average
		Exercise Price	Exercise Price
Share Appreciation Rights	Outstanding	(US $)	(US $)	Exercisable
Outstanding at December 31, 2011	705,688	$9.26 – 17.92	$14.83	705,688
Exercised	(721)	9.26 – 9.59	9.45
Outstanding at March 31, 2012	704,967	$9.26 – 17.92	$14.84	704,967

(c) Non-management directors

Effective January 1, 2012 Precision instituted a new deferred share unit plan for non-management directors whereby fully vested deferred share units are granted quarterly based upon an election by the non-management director to receive all or a portion of their compensation in deferred share units. These deferred share units are redeemable in cash or an equal number of common shares any time after the director’s retirement. The granting of common shares is solely at Precision’s discretion. Non-management directors can receive a lump sum payment or two separate payments anytime up until December 15 of the year following retirement. If the non-management director does not specify a redemption date, the deferred share units will be redeemed on a single date six months after retirement. The cash settlement amount is based upon the weighted average trading price for Precision’s shares on the Toronto Stock Exchange for the five days immediately prior to payout.

Precision Drilling Corporation        17

Equity settled plans
(d) Option plan
A summary of the activity under the option plan is presented below:

			Weighted
	Options	Range of	Average	Options
Canadian share options	Outstanding	Exercise Price	Exercise Price	Exercisable
Outstanding as at December 31, 2011	3,267,571	$5.22 – 14.50	$8.45	1,008,305
Granted	1,087,600	10.67 – 10.67	10.67
Exercised	(142,544)	5.85 – 10.44	6.00
Forfeitures	(11,735)	5.85 – 14.50	11.54
Outstanding as at March 31, 2012	4,200,892	$5.22 – 14.50	$9.10	1,589,889

			Weighted
		Range of	Average
	Options	Exercise Price	Exercise Price	Options
U.S. share options	Outstanding	(US $)	(US $)	Exercisable
Outstanding as at December 31, 2011	1,886,552	$4.95 – 15.21	$8.61	396,188
Granted	816,700	10.74 – 10.74	10.74
Exercised	(36,870)	4.95 – 10.55	8.65
Forfeitures	(42,240)	4.95 – 15.21	10.58
Outstanding as at March 31, 2012	2,624,142	$4.95 – 15.21	$9.24	783,898

The per option weighted average fair value of the share options granted during 2012 was $4.85 estimated on the grant date using the Black-Scholes option pricing model with the following assumption: average risk-free interest rate 1%, average expected life of four years, expected forfeiture rate of 5% and expected volatility of 59%. Included in net earnings for the three months ended March 31, 2012 is an expense of $2.2 million (2011 – $2.0 million).

NOTE 8. FINANCE CHARGES

	Three months ended March 31,

	2012	2011
Interest:
Long-term debt	$21,283	$15,021
Other	49	31
Income	(400)	(187)
Amortization of debt issue costs	988	721
Loss on settlement of debt facilities	–	26,942
Finance charges	$21,920	$42,528

18        Notes to Interim Consolidated Financial Statements

NOTE 9. PER SHARE AMOUNTS

The following tables reconcile the net earnings and weighted average shares outstanding used in computing basic and diluted earnings per share:

	Three months ended March 31,

	2012	2011
Net earnings – basic and diluted	$111,081	$65,560

(Stated in thousands)	2012	2011
Weighted average shares outstanding – basic	276,113	275,711
Effect of share warrants	10,529	10,704
Effect of stock options and other equity compensation plans	1,406	1,440
Weighted average shares outstanding – diluted	288,048	287,855

NOTE 10. SEGMENTED INFORMATION

The Corporation operates primarily in Canada and the United States, in two industry segments; Contract Drilling Services and Completion and Production Services. Contract Drilling Services includes drilling rigs, directional drilling, procurement and distribution of oilfield supplies, and manufacture, sale and repair of drilling equipment. Completion and Production Services includes service rigs, snubbing units, coil tubing services, oilfield equipment rental, camp and catering services, and wastewater treatment units.

		Completion
	Contract	and		Inter-
	Drilling	Production	Corporate	segment
Three months ended March 31, 2012	Services	Services	and Other	Eliminations	Total
Revenue	$531,066	$111,085	$–	$(2,085)	$640,066
Operating earnings	160,221	31,170	(20,641)	–	170,750
Depreciation and amortization	67,335	8,034	(545)	–	74,824
Total assets	3,546,803	509,026	432,641	–	4,488,470
Goodwill	251,037	112,139	–	–	363,176
Capital expenditures	198,468	21,534	1,681	–	221,683

		Completion
	Contract	and		Inter-
	Drilling	Production	Corporate	segment
Three months ended March 31, 2011	Services	Services	and Other	Eliminations	Total
Revenue	$426,027	$104,229	$–	$(4,906)	$525,350
Operating earnings	118,023	27,380	(22,311)	–	123,092
Depreciation and amortization	54,527	7,071	1,721	–	63,319
Total assets	2,920,266	446,506	276,078	–	3,642,850
Goodwill	197,587	112,139	–	–	309,726
Capital expenditures*	55,649	8,927	224	–	64,800

* Excludes business acquisitions

Precision Drilling Corporation        19

The Corporation’s operations are carried on in the following geographic locations:

				Inter-
				segment
Three months ended March 31, 2012	Canada	United States	International	Eliminations	Total
Revenue	$392,234	$245,952	$4,755	$(2,875)	$640,066
Total assets	2,216,831	2,077,556	194,083	–	4,488,470

				Inter-
				segment
Three months ended March 31, 2011	Canada	United States	International	Eliminations	Total
Revenue	$332,619	$187,055	$6,035	$(359)	$525,350
Total assets	1,709,726	1,881,997	51,127	–	3,642,850

20        Notes to Interim Consolidated Financial Statements

Shareholder Information

STOCK EXCHANGE LISTINGS
Shares of Precision Drilling Corporation are listed on the Toronto Stock Exchange (“TSX”) under the trading symbol PD and on the New York Stock Exchange (“NYSE”) under the trading symbol PDS.

Q1 2012 TRADING PROFILE

Toronto (TSX: PD)
High: $12.72
Low: $9.38
Close: $10.02
Volume Traded: 89,054,889

New York (NYSE: PDS)
High: US$12.89
Low: US$9.27
Close: US$10.03
Volume Traded: 112,799,149

TRANSFER AGENT AND REGISTRAR
Computershare Trust Company of Canada
Calgary, Alberta

TRANSFER POINT
Computershare Trust Company NA
Denver, Colorado

ACCOUNT QUESTIONS
Precision’s Transfer Agent can help you with a
variety of shareholder related services, including:
- Change of address
- Lost share certificates
- Transfer of shares to another person
- Estate settlement

You can contact Precision’s Transfer Agent at:
Computershare Trust Company of Canada
100 University Avenue, 9th Floor, North Tower Toronto, Ontario, Canada
M5J 2Y1
Telephone: 1-800-564-6253
(toll free in Canada and the United States)

1-514-982-7555
(international direct dialing)

Email: service@computershare.com

ONLINE INFORMATION
To receive news releases by email, or to view this interim report online, please visit Precision’s website at www.precisiondrilling.com and refer to the Investor Relations section. Additional information relating to Precision, including the Annual Information Form, Annual Report and Management Information Circular has been filed with SEDAR and is available at www.sedar.com.

100 University Avenue
9th Floor, North Tower
Toronto, Ontario, Canada
M5J 2Y1

Precision Drilling Corporation        21

CORPORATE INFORMATION

HEAD OFFICE

Precision Drilling Corporation
800, 525 - 8th Avenue SW
Calgary, Alberta, Canada T2P 1G1
Telephone: 403-716-4500
Facsimile: 403-264-0251
Email: info@precisiondrilling.com
www.precisiondrilling.com

DIRECTORS
William T. Donovan
Brian J. Gibson
Robert J. S. Gibson
Allen R. Hagerman, FCA
Stephen J.J. Letwin
Kevin O. Meyers
Patrick M. Murray
Kevin A. Neveu
Frederick W. Pheasey
Robert L. Phillips

OFFICERS
Kevin A. Neveu
President and
Chief Executive Officer

Joanne L. Alexander
Senior Vice President, General
Counsel and Corporate Secretary

Niels Espeland
President, International Operations

Doug B. Evasiuk
Senior Vice President,
Sales and Marketing

Kenneth J. Haddad
Senior Vice President,
Business Development

Robert J. McNally
Executive Vice President and
Chief Financial Officer

Darren J. Ruhr
Senior Vice President,
Corporate Services

Gene C. Stahl
President, Drilling Operations

Douglas J. Strong
President, Completion and
Production Services

LEAD BANK Royal Bank of Canada Calgary, Alberta AUDITORS KPMG LLP Calgary, Alberta

22        Corporate Information

Precision Drilling Corporation
Suite 800, 525 – 8th Avenue SW
Calgary, Alberta, Canada T2P 1G1
Telephone: 403.716.4500
Email: info@precisiondrilling.com
 www.precisiondrilling.com